

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2016

<u>Via Email</u>
Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: News Corporation
              Form 10-K for the fiscal year ended June 30, 2015
              Filed August 13, 2015
              Form 8-K furnished February 4, 2016
              File No. 001-35769

Dear Mr. Singh:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Melissa Raminpour

      Melissa Raminpour
      Accounting Branch Chief